Northern Oil and Gas, Inc.

601 Carlson Parkway, Suite 900

Minnetonka, Minnesota

October 30, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Oil and Gas, Inc.
Registration Statement on Form S-4
Initial Filing Date October 23, 2018
File No. 333-227950

Northern Oil and Gas, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (the “Registration Statement”), File No. 333-227950, to 9:00 a.m., Eastern Time, on November 1, 2018, or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement. In connection with the foregoing request for acceleration of effectiveness, the Company hereby further acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew R. Pacey, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3786 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Nicholas O’Grady
Nicholas O’Grady
Chief Financial Officer